Via Facsimile and U.S. Mail
Mail Stop 4720

March 11, 2010

Mr. Harris A. Lichtenstein
Chief Executive Office
Omnimmune Holdings, Inc.
4600 Post Oak Place, Suite 352
Houston, TX 77027

Re: Omnimmune Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Forms 10-Q for the Quarterly Periods Ended March 31, June 30, and
September 30, 2009
File No. 333-145507

Dear Mr. Lichtenstein:

    We have completed our review of your Forms 10-K and 10-Qs and have no
further comments at this time.

                    Sincerely,

                    Joel Parker
                    Branch Chief